UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Other Events

On May 5, 2020, NuCana plc (the “Company”) issued a press release announcing that it has re-commenced enrollment of new patients in NuTide:121, its ongoing global Phase III study of Acelarin (NUC-1031) plus cisplatin in patients with biliary tract cancer. The re-opening of NuTide:121 has begun in certain geographies, including Australia, Canada, South Korea, Taiwan, Ukraine and the United Kingdom. The Company will work closely with the clinicians involved in NuTide:121 to re-open all of the clinical sites to new patient enrollment as soon as practicable.

The information set forth above in this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Number 333-227624) and Form S-8 (File Number 333-223476), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The press release attached hereto as Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

Exhibit	Description

99.1	Press Release dated May 5, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuCana plc

By:	/s/ Donald Munoz
Name:	Donald Munoz
Title:	Chief Financial Officer

Date: May 5, 2020